[Letterhead of Crowell & Moring LLP]

Kelly G. Howard

202-624-2993

khoward@crowell.com

September 6, 2007

Via EDGAR and Courier

Mark Shannon

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation
Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 001-32283

Dear Mr. Shannon:

On behalf of our client, QuadraMed Corporation (“QuadraMed”), this letter responds to the Commission’s letter dated August 31, 2007 to Keith B. Hagen, QuadraMed’s Chief Executive Officer, in respect of the above filing and the other filings referred to in such letter (the “Comment Letter”). This will confirm my discussion with you on September 5, 2007. Based on our discussion, QuadraMed respectfully requests an extension of seven (7) business days beyond the Commission’s requested ten (10) business day response period, which, accordingly, will now require the Company to respond to the Comment Letter on or before September 26, 2007.

We appreciate your assistance, and we look forward to working with the Staff in its review of this filing. Should you have any questions, please feel free to contact me at 202-624-2993.

Sincerely,

/s/ Kelly G. Howard
Kelly G. Howard

cc:	Mark Kronforst
Chris Davis
David Piazza (QuadraMed Corporation)